Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 30, 2018

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Financial Street

Xicheng District

Beijing 100033, China

Tel: (86-10) 6363-3333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on January 30, 2018, a copy of which is attached as Exhibit 99.1 hereto.

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In some cases, the Company uses words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “will”, “may”, “should” and “expect” and similar expressions to identify forward-looking statements. Such forward-looking statements include, without limitation, statements regarding the Company’s business strategy, projected financial results, investment proposals, market competition, and product development strategy. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, on April 21, 2017; and in the Company’s other filings with the SEC.

The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated January 30, 2018

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Lin Dairen
(Signature)

January 30, 2018	Name:	Lin Dairen
	Title:	President and Executive Director